

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2019

John L. Erb
Chief Executive Officer
CHF Solutions, Inc.
12988 Valley View Road
Eden Prairie, Minnesota 55344

> **Re: CHF Solutions, Inc.
> Registration Statement on Form S-1
> Filed December 31, 2018
> File No. 333-229102**

Dear Mr. Erb:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at 202-551-3498 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Meredith Ervine